SELIGMAN SELECT MUNICIPAL FUND, INC.
Proxy Result

The December 18, 2009 Special Meeting of Stockholders was reconvened on February 5, 2009, at which Stockholders voted in favor of the following proposal:

Proposal 1

To consider and vote upon a proposal to approve the Agreement And Plan of Merger and Liquidation, the merger and the other transactions contemplated by the Plan:

        For                           Against                     Abstain
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      8,857,886                       338,848                    162,704